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                                                                      EXHIBIT 12

                   GATX FINANCIAL CORPORATION AND SUBSIDIARIES
         COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                        (IN MILLIONS, EXCEPT FOR RATIOS)


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
                                                                  THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                        JUNE 30                            JUNE 30
                                                             ------------------------------      -----------------------------
                                                                2003              2002              2003             2002
                                                             ------------     -------------      -----------      ------------
EARNINGS AVAILABLE FOR FIXED CHARGES:
    Income from continuing operations before
            cumulative effect of accounting change              $  34.0         $  30.2             $  46.5          $  58.0

    Add (deduct):
        Income taxes                                               19.8            16.6                26.8             33.0
          Share of affiliates' earnings, net of
            distributions received                                (17.0)          (11.3)              (31.0)           (24.0)
        Interest on indebtedness and amortization of
            debt discount and expense                              45.3            52.5                95.1            103.1
        Portion of operating lease expense representative
            of interest factor (deemed to be one-third)            16.1            16.1                32.2             30.2
                                                                -------          ------             -------          -------

    TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES                  $  98.2         $ 104.1             $ 169.6         $  200.3

Fixed Charges:
        Interest on indebtedness and amortization of
            debt discount and expense                           $  45.3         $  52.5             $  95.1         $  103.1
        Capitalized interest                                        1.1             3.7                 2.6              7.6
        Portion of operating lease expense representative
            of interest factor (deemed to be one-third)            16.1            16.1                32.2             30.2
                                                                -------        ---------           --------         --------

    TOTAL FIXED CHARGES                                         $  62.5         $  72.3             $ 129.9         $  140.9

Ratio of earnings to fixed charges (a)                             1.57x           1.44x               1.31x            1.42x


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(a)  The ratio of earnings to fixed charges represents the number of times
     "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized ..interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated income from continuing operations before cumulative effect of accounting change and fixed charges, less share of affiliates' earnings, net of distributions received.